ARF
3/11/03

SE 03014660 COMMISSION
Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eureka Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 MacArthur Blvd, Ste 102
(No. and Street)

Newport Beach, CA. 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacques Perrone - Exec. Dir. 949-852-5191 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kelly & Co. Mr. J. Kelly
(Name – *if individual, state last, first, middle name*)

3151 Airway Ave, Ste E-1, Costa Mesa CA 92626
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 10 2003

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur D. Perrone Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eureka Capital Markets, LLC, as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

____

____

[signature]
Signature

Managing Director
Title

[signature]
Notary Public

DEBORAH JEAN WILKINSON
Comm. # 1325678
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires Oct. 16, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eureka Capital Markets, LLC

Financial Statements and Supplementary Information

As of December 31, 2002 and 2001 and
For One-Year Period Ended December 31, 2002 and the
Eleven-Month Period Ended December 31, 2001

Eureka Capital Markets, LLC

Index to the Financial Statements and Supplementary Information

As of December 31, 2002 and 2001 and For the One-Year Period Ended December 31, 2002 and for the Eleven-Month Period Ended December 31, 2001

Report of Independent Auditors 1

Financial Statements of Eureka Capital Markets, LLC:

Statements of Financial Condition, December 31, 2002 and 2001 2

Statements of Operations For the One-Year Period Ended December 31, 2002 and for the Eleven-Month Period Ended December 31, 2001 3

Statements of Members' Capital For the One-Year Period Ended December 31, 2002 and for the Eleven-Month Period Ended December 31, 2001 4

Statements of Cash Flows For the One-Year Period Ended December 31, 2002 and for the Eleven-Month Period Ended December 31, 2001 5

Notes to the Financial Statements 7

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of December 31, 2002:

Computation of Net Capital under Rule 15C3-1 of Securities and Exchange Commission as of December 31, 2002 15

Reliance on Exemption Provisions of Rule 15c3-3 16

Kelly & Company

CERTIFIED PUBLIC ACCOUNTANTS

AUDIT
TAX
SEC REPORTING

Member, American Institute of Certified Public Accountants (Since 1974)
SEC Practice Section
Tax Practice Section

REPORT OF INDEPENDENT AUDITORS

To the Managing Members
Eureka Capital Markets, LLC

We have audited the accompanying statements of financial condition of Eureka Capital Markets, LLC as of December 31, 2002 and 2001 and the related statements of operations, members' capital and cash flows for the one-year period ended December 31, 2002 and the eleven-month period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eureka Capital Markets, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the one-year period ended December 31, 2002 and the eleven-month period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation of Net Capital Under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kelly & Company
Costa Mesa, California
March 5, 2003

3151 Airway Avenue, Suite E-1 • Costa Mesa, California 92626-4620
(949) 474-7440 • Fax (949) 474-7554 • www.kelly-co.com

Eureka Capital Markets, LLC

Statements of Financial Condition

As of December 31, 2002 and 2001

ASSETS

	2002	2001
Current assets:		
Cash	$ 104,917	$ 19,184
Billed accounts receivable, net	50,420	29,750
Unbilled accounts receivable	888,797	-
Due from related party	1,000	-
Total current assets	1,045,134	48,934
Prepaid expenses	9,920	-
Total assets	**$ 1,055,054**	**$ 48,934**

LIABILITIES AND MEMBERS' CAPITAL

	2002	2001
Current liabilities:		
Accounts payable - trade	$ 9,643	$ 22,368
Commissions payable	176,819	1,000
Accrued payroll related liabilities	3,853	-
State franchise tax payable	2,500	-
Total liabilities	**192,815**	**23,368**
Commitments and contingencies		
Members' capital	**862,239**	**25,566**
Total liabilities and members' capital	**$ 1,055,054**	**$ 48,934**

The accompanying notes are an integral part of the financial statements.

Eureka Capital Markets, LLC

Statements of Operations

For the One-Year Period Ended December 31, 2002 and for the Eleven-Month Period Ended December 31, 2001

	For the One-Year Period Ended December 31, 2002	For the Eleven-Month Period Ended December 31, 2001
Revenue:		
Restructuring fees	$ 1,388,713	-
Mergers and acquisitions fees	166,683	$ 128,500
Other fees	51,748	16,950
Total revenue	1,607,144	145,450
Operating costs and expenses:		
Commissions expense	488,645	17,200
Bad debt expense	-	78,200
Rent	75,653	29,338
Contract acquisition costs	81,479	-
Legal and accounting	40,432	1,134
Marketing costs	42,272	15,596
Compensation expense	14,995	-
Telephone	18,679	5,106
Travel and entertainment	13,403	-
Licenses and permits	11,219	115
Office	32,814	4,913
Other costs and expenses	37,580	12,482
State franchise fees	3,300	800
Total operating costs and expenses	860,471	164,884
Net income (loss)	**$ 746,673**	**$ (19,434)**

The accompanying notes are an integral part of the financial statements.

Eureka Capital Markets, LLC

Statements of Members' Capital

For the One-Year Period Ended December 31, 2002 and for the Eleven-Month Period Ended December 31, 2001

Balance as of February 8, 2001 (Inception)	-
Member capital contributions	$ 45,000
Net loss for the eleven-month period ended December 31, 2001	(19,434)
Balance as of December 31, 2001	**25,566**
Member capital contribution	100,000
Withdrawal distribution to a member	(10,000)
Net income for the year ended December 31, 2002	746,673
Balance as of December 31, 2002	**$ 862,239**

The accompanying notes are an integral part of the financial statements.

Eureka Capital Markets, LLC

Statements of Cash Flows

For the One-Year Period Ended December 31, 2002 and for the Eleven-Month Period Ended December 31, 2001

	For the One-Year Period Ended December 31, 2002	For the Eleven-Month Period Ended December 31, 2001
Cash flows from operating activities:		
Net income (loss)	$ 746,673	$ (19,434)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase in assets:		
Billed receivables	(20,670)	(29,750)
Unbilled receivables	(888,797)	-
Due from related party	(1,000)	-
Prepaid expenses	(9,920)	-
Increase (decrease) in liabilities:		
Accounts payable	(12,725)	22,368
Commissions payable	175,819	1,000
Accrued payroll related liabilities	3,853	-
State franchise taxes payable	2,500	-
Cash used in operating activities	**(4,267)**	**(25,816)**
Cash flows provided by (used in) financing activities:		
Member capital contributions	100,000	45,000
Withdrawal distribution to a member	(10,000)	-
Cash provided by financing activities	**90,000**	**45,000**
Net increase in cash	**85,733**	**19,184**
Cash at beginning of period	**19,184**	**-**
Cash at end of period	**$ 104,917**	**$ 19,184**

The accompanying notes are an integral part of the financial statements.

Eureka Capital Markets, LLC

Statements of Cash Flows

For the One-Year Period Ended December 31, 2002 and for the Eleven-Month Period Ended December 31, 2001

Supplemental Disclosure of Cash Flow Information

	For the One-Year Period Ended December 31, 2002	For the Eleven-Month Period Ended December 31, 2001
Cash paid during the periods for:		
Interest	-	-
Income taxes	-	-

The accompanying notes are an integral part of the financial statements.

Eureka Capital Markets, LLC

Notes to the Financial Statements

As of December 31, 2002 and 2001
For the One-Year Period Ended December 31, 2002 and for the Eleven-Month Period Ended December 31, 2001

1. Significant Accounting Policies

Organization

Eureka Capital Markets, LLC (the "Company") was organized on February 8, 2001 as a Delaware limited liability company and is registered to do business in California as a foreign limited liability company. The Company is broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers ("NASD"). The Company's broker-dealer license was issued on March 12, 2002. The term of the Company as a limited liability company is in perpetuity. There is only one class of member. The individual member's limit on liability is the extent of his contributed capital.

Revenue Recognition

Revenue arises from consulting services provided by the Company to its clients. The Company bills its services in two ways. First, revenue arises from work provided clients based upon hourly labor. Second, revenue arises from commission fees that are based on a percentage of agreed upon results experienced by the client that are directly related to the Company's efforts.

Cash and Equivalents

The Company considers demand and time deposits with maturities of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which exceeded federally insured limits by $256,201 as of December 31, 2002. As of December 31, 2001 the Company did not have cash in its bank accounts that exceeded the federally insured limits.

Unbilled Accounts Receivable

Unbilled accounts receivable represent revenue earned in the current period but not billed to the client until future dates, usually within a calendar quarter. The amount of unbilled accounts receivable as of December 31, 2002 was $888,797. This amount was billed in the period from January to mid- February 2003. The majority of the unbilled amount has been collected by the Company as of the report date.

1. Significant Accounting Policies, Continued

Allowance Method Used to Record Bad Debts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $78,200 at December 31, 2002 and 2001.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable-trade. Exposure to losses on accounts receivable-trade is principally dependent on the individual client's financial condition, as accounts receivable-trade are not collateralized.

The Company had revenue concentrations with two clients representing 50% and 37% for the year ended December 31, 2002 and three clients representing 41%, 34% and 11% for the eleven-month period ended December 31, 2001.

The Company had accounts receivable-trade concentrations with two clients representing 41% and 40% for the year ended December 31, 2002 and two clients representing 49% and 42% for the eleven-month period ended December 31, 2001.

Included in the Company's 2001 concentrations of revenue for the clients representing 41% and 34% of the total revenue were amounts identified and reserved to reflect bad debts amounting to 22% and 34% of the total 2001 revenues, respectively. Included in the Company's December 31, 2001 concentrations of accounts receivable-trade for the clients with 49% and 42% of the total accounts receivable-trade were amounts identified and reserved to reflect bad debts of 31% and 42% of total accounts receivable-trade, respectively.

Equipment and Depreciation Methods

Equipment is recorded at cost. Expenditures for major additions and improvements will be capitalized and minor replacements, maintenance, and repairs are charged to expense as

1. Significant Accounting Policies, Continued

Equipment and Depreciation Methods, Continued

incurred. The Company will capitalize all additions and improvements that individually exceed $2,500. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation will be removed from the accounts and any resulting gain or loss will be included in the results of operations for the respective period. Depreciation will be provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company will use other depreciation methods (generally accelerated) for tax purposes where appropriate.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage of ownership similar in tax treatment to a partnership. Therefore, no provision for income taxes has been included in the financial statements. The states of California and New York charge a franchise fee that is predicated upon gross revenues earned. This has been recorded in the statement of operations for the one-year period ended December 31, 2002 and the eleven-month period ended December 31, 2001. The Company has elected to report its results of operations on a cash basis for income tax reporting purposes.

Member Withdrawal

The Company has elected to account for the withdrawal of a member by employing the bonus method. The bonus method does not change the Company's balance sheet as the assets are unaffected.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $42,272 and $15,596 for the one-year period ended December 31, 2002 and the eleven-month period ended December 31, 2001, respectively.

Estimates

Preparing the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect

1. Significant Accounting Policies, Continued

Estimates, Continued

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 141, *Business Combinations,* which addresses financial accounting and reporting for business combinations. SFAS No. 141 supercedes Accounting Principles Board ("APB") Opinion No. 16, *Business Combinations* and amends or supercedes a number of interpretations of that opinion. It also amends SFAS No. 38, *Accounting for Preacquisition Contingencies of Purchased Enterprises.* SFAS No. 141 will apply to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 had no impact on the financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangibles*, which addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 supercedes APB No. 17, *Intangible Assets.* The adoption of SFAS No. 141 had no impact on the Company's financial position or results of operations.

2. Commission Payable

Commissions are due and payable only when the billed and unbilled accounts receivable-trade have been collected by the Company. As of December 31, 2002 and 2001, the commissions payable are $176,819 and $1,000, respectively and relate to uncollected accounts receivable amounts as of the date of the respective statement of financial condition.

3. Contract Acquisition Costs

During the year ended December 31, 2002, the Company paid Arthur Anderson LLP ("Anderson") and certain related legal fees amounting to $81,479 for the acquisition of certain contracts and related former Anderson employee employment releases.

4. Commitments

The Company leases its offices in New York and California on operating leases with future minimum lease payments at December 31, 2002 as follows:

2003	$	90,281
2004		26,361
2005 and beyond		-
Total future minimum lease payments	$	116,642

Rental expense was $75,653 and $29,338 for the one-year period ended December 31, 2002 and the eleven-month period ended December 31, 2001, respectively.

5. Related Party Transaction

The Company advanced $1,000 to Eureka Capital Partners, LLC, ("ECP"), an affiliate, in December 2002. One of the Company's members owned 20 percent of ECP as of the time of the advanced funds transaction. Subsequent to December 31, 2002 the Company members contributed all of their member interests in the Company for an additional 20 percent interest in ECP (See Note 8).

6. Disclosures about Fair Values of Financial Instruments

The estimated fair value amounts of all financial instruments, on the Company's December 31, 2002 and 2001 statements of financial condition, have been determined by using available market information and appropriate valuation methodologies. Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company does not have any off statement of financial condition financial instruments.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial statements:

6. Disclosures about Fair Values of Financial Instruments, Continued

Cash, billed and unbilled accounts receivable, accounts payable - trade, commissions payable, and certain other current liability amounts approximate their fair value due to the short term maturities of these instruments.

There are no non-current financial instruments.

7. Capital Transactions

Members' Capital Contributions

During the eleven-month period ended December 31, 2001, three individuals contributed member capital amounts of $25,000, $10,000 and $10,000 for Member Capital participation of 60%, 20% and 20%, respectively.

During the year ended December 31, 2002, the member with the 60% participation contributed additional capital of $100,000.

Member Capital Withdrawal Distribution

During the year ended December 31, 2002, the remaining Company members purchased a withdrawing member's 20% participation interest for $10,000.

8. Subsequent Event

Business Combination

On January 1, 2003, the Company was acquired by ECP when the Company's two members contributed their combined one hundred percent ownership interest to ECP for a twenty percent ownership interest in ECP. The business combination was subject to the approval of the National Association of Securities Dealers; which approval was received in February 2003.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 if the Company is within the first year of operations. The rule of the National Association of Securities Dealers also provides that after the first year of operations, member capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $88,921, which was $64,819 in excess of its required net capital of $24,102. The Company's net capital ratio was 2.17 to 1.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
As of December 31 ,2002

Eureka Capital Markets, LLC

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange and Exchange Commission

As of December 31, 2002

Net capital		
Total members' capital qualified for net capital		$ 862,239
Deductions and capital charges		
Nonallowable assets:		
Prepaid expenses	$ 9,920	
Billed accounts receivable	50,420	
Unbilled accounts receivable	888,797	
Due from affiliate	1,000	
Total non-allowable assets		(950,137)
Other additions:		
Commissions payable		176,819
Net capital		$ 88,921
Aggregate indebtedness:		
Commissions payable		$ 176,819
Accounts payable - trade		9,643
Accrued payroll taxes payable		3,853
State franchise tax		2,500
Total aggregate indebtedness		$ 192,815
Computation of basic net capital requirement:		
Minimum net capital requirement		$ 24,102
Excess net capital at 800 percent. The Company is still within its first twelve months after commencing business.		$ 64,819
Excess net capital at 1,000 percent		$ 69,640
Ratio of aggregate indebtedness to net capital		2.17 to 1
Reconciliation with Company's computation: (Included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital as reported in the Company's Part II (Unaudited) FOCUS report		$ 88,170
Adjustments:		
Net audit adjustments		751
Net capital as reported above		$ 88,921

Eureka Capital Markets, LLC
Reliance on Exemption Provisions of Rule 15c3-3

As of December 31, 2002

The Company is claiming an exception from Rule 15c3-3 based on Section (k)(2)(i). Accordingly the schedules entitled "Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission" and "Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" are not applicable.